Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

				Period from September 3,
		Fiscal Year Ended		2013 (Inception)
		December 31,		to December 31,
	2016	2015	2014	2013

Loss from continuing operations	$(97,183)	(72,900)	(13,685)	(1,785)
Add back: Fixed charges	466	156	34	—
Total loss from continuing operations	(96,717)	(72,744)	(13,651)	(1,785)

Fixed Charges:
Interest expense	$466	156	34	—
Ratio of Earnings to Fixed Charges	*	*	*	*
Deficiency (1)	$(97,183)	(72,900)	(13,685)	(1,785)

*Less than one to one coverage

(1) Losses in each period. Earnings insufficient to cover fixed charges by the amounts indicated